# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verses AI Inc., CIK 0001879001
CUSIP: 92539Q604
Title of class of securities: CLASS A SUBORDINATE VOTING
Address of issuer's principal executive offices: 595 HOWE STREET, 10TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6C2T5
Date of event which requires filing of this statement: 11/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002106289

## Reporting persons
- SORBIE BORNHOLM LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 1,240,000; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,240,000 (9.8% of the class)

## Item 1. Issuer
Name of issuer: Verses AI Inc.
Address of issuer's principal executive offices: 595 HOWE STREET, 10TH FLOOR, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C2T5.

## Item 2. Person Filing
Name of person filing: SORBIE BORNHOLM LP
Address of principal business office or, if none, residence: 9th Floor, 107 Cheapside, London, UK, EC2V 6DN
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,240,000
Percent of class: 9.8%
Sole power to vote or to direct the vote: 1,240,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SORBIE BORNHOLM LP: Greg Kofford, Director of General Partner (02/17/2026)